UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 1, 2026

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Bowhead Specialty Holdings Inc.

File No. 005-94669 - CTR#12315

Bowhead Specialty Holdings Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibits (c)(2), (c)(4), (c)(5) and (c)(6) to a Schedule 13E-3 filed on August 31, 2026.

Based on representations by Bowhead Specialty Holdings Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public:

Exhibits (c)(2), (c)(4), (c)(5) and (c)(6)

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Tiffany Posil
Chief, Office of Mergers and Acquisitions
Division of Corporation Finance